ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 23 DECEMBER 2010	OTCBB Code: OBTMY

ORBITAL – SALE OF BALCATTA PROPERTY FOR $8.65 MILLION

PERTH, AUSTRALIA – 23 December 2010: Orbital Corporation Limited (ASX: OEC – “Orbital”) announced today that it has entered into an agreement to sell and lease back its land and buildings in Balcatta, Perth to Balcatta Properties Pty Ltd. The key terms and conditions of the transactions are as follows:

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Sale Price – $8.65 million

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Lease Term – 10 years (plus two 5 year options)

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Rental - $745k per year (subject to fixed increases of 3% per year and market value reviews on exercise of the options)

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Settlement – February 2011

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Profit on sale – Approximately $4.3 million

The sale is subject to an environmental report to be completed by the buyer before settlement with remediation work (if any) to be undertaken by Orbital.

 “We are pleased to have reached agreement for the sale of our facilities”. Commented Keith Halliwell, Orbital’s Chief Financial Officer.

“We will unlock significant capital which will be used to invest strategically in cash generating assets. Orbital has a strong balance sheet and the sale will provide a substantial cash reserve.” added Mr Halliwell.

ENDS

CONTACTS	Mr Keith Halliwell CFO	Telephone +61 8 9441 2114 Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.